UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 4

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

FAFCO, INC.

(Name Of The Issuer)

FAFCO, INC.

(Names Of Persons Filing Statement)

Common Stock

(Title Of Class Of Securities)

302390109

(Cusip Number Of Class Of Securities)

Freeman A. Ford	Roger Linn, Esq.
President and CEO	Weintraub Genshlea Chediak Sproul
FAFCO, Inc.	400 Capitol Mall, 11th Floor
435 Otterson Drive	Sacramento, CA 95814
Chico, CA 95928	(916) 558-6058
(530) 332-2100

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

A.     [X] The filing of solicitation materials or an information statement subject to Regulation 14A Section 240.14a-1 through 240.14b-2), Regulation 14C (Section 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

B.     [  ] The filing of a registration statement under the Securities Act of 1933.

C.     [  ] A tender offer.

D.     [  ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ X ]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$88,909	$7.19

*	Calculated solely for purposes of determining the filing fee. The amount of filing fee assumes that 127,013 shares of Common Stock are acquired for cash in an amount of $0.70 per share and was calculated by multiplying the Transaction Valuation above by 0.0000809.

[X]	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7.19
Form or Registration No.: Schedule 13E-3
Filing Party: FAFCO, Inc.
Date Filed: August 6, 2003

     The annual meeting of shareholders for FAFCO, Inc. was held on November 21, 2003 at which meeting a majority of the outstanding shares were represented either in person or by proxy. At the annual meeting the following proposal relating to the reverse stock split was approved:

     Reverse Stock Split Proposal. The proposed amendment to FAFCO’s Articles of Incorporation to effect the 1-for-1,000 reverse stock split and to cash out all fractional shares held by any shareholder who would hold less than one whole share after giving effect to the 1-for-1,000 reverse stock split was approved by the holders of the majority of the shares of FAFCO’s common stock outstanding and entitled to vote at the annual meeting.

     The 1-for-1,000 reverse stock split became effective upon the filing of a Certificate of Amendment of Articles of Incorporation with the California Secretary of State which occurred on November 24, 2003. As a result, FAFCO filed a Form 15 with the Securities and Exchange Commission to cease its reporting obligations as a public company under the Securities Exchange Act of 1934 due to the fact that FAFCO now has less than 300 shareholders as a result of this transaction.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003	/s/ Alex N. Watt
Alex N. Watt, Executive Vice President